Exhibit (a)(5)(iv)


FOR IMMEDIATE RELEASE



26 MARCH 2003

                    REUTERS COMPLETES TENDER OFFER FOR MULTEX

London - Reuters, the global information company, has completed its tender offer for the shares of Multex.com, Inc., a premier provider of global financial information, at a price of $7.35 per share in cash.

Approximately 29,860,015 Multex shares were tendered, including approximately 2,692,459 Multex shares covered by notices of guaranteed delivery. All such shares have been accepted for payment in accordance with the terms of the offer.

The number of shares tendered, including the 1.94 million shares of Multex already owned by Reuters, represented more than 97.3% of the 32.7 million outstanding shares of Multex.

The offer expired last night at midnight Eastern Standard Time.

Reuters expects to complete its acquisition of Multex shortly by a merger of Multex with a Reuters subsidiary. In the merger, the remaining Multex holders will receive the same per share price of $7.35 in cash and Multex will become a wholly-owned Reuters subsidiary.

END

CONTACT

REUTERS:
Nancy Bobrowitz                                     Tel: +1 646 223 5220
Corporate Communications - US
nancy.bobrowitz@reuters.com

Susan Allsopp                                       Tel: +44 207 542 8404
Corporate Communications - UK
susan.allsopp@reuters.com

MULTEX:
Debbie Lipson Hochberg                              Tel: +1 212 607 2601
Investor Relations
lipsond@multex.com

Samantha Topping                                    Tel: +1 646 576 5584
Media Relations
stopping@multex.com


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ABOUT REUTERS

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have over 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world's largest international multimedia news agency. In 2002, the Reuters Group had revenues of L3.6 billion.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

ABOUT MULTEX

Founded in 1993, Multex is a leading provider of global broker and independent research, consensus and detailed analyst estimates, and comprehensive fundamental and business information on more than 25,000 active companies worldwide. Through multiple delivery channels, Multex serves the information needs of investment management firms, broker-dealers, corporations and individuals. Based in New York, Multex has over 550 employees in offices across North America, Europe and Asia.